601 Jefferson Street • Suite 3400

Houston, Texas 77002

June 13, 2011

Ms. Lisa Etheredge for Mr. John M. Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	KBR, Inc. Form 10-K for the Year Ended December 31, 2010 Form 10-Q for the Period Ended March 31, 2011 Definitive Proxy Statement on Schedule 14A filed April 6, 2011 File No. 1-33146

Dear Mr. Hartz:

Thank you for your letter dated May 31, 2011, to Mr. William P. Utt regarding the SEC’s comments on the KBR, Inc. (“KBR”) filings referenced above. I am responding to your letter on behalf of Mr. Utt as the Senior Vice President and Chief Accounting Officer of KBR. Attached are our responses to each of your specific comments. For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text.

If you have any questions relating to this submission, we request that you or such member please call me directly at (713) 753-3635 (fax no. (713) 753-6604) or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604 (fax no. (713) 752-3301).

Sincerely,

/s/ Dennis Baldwin
Dennis Baldwin
Senior Vice President and Chief Accounting Officer

Attachment

June 13, 2011

MEMORANDUM

TO:	Securities and Exchange Commission Division of Corporation Finance

FROM:	KBR, Inc.

RE:

Form 10-K for the fiscal year ended December 31, 2010

Form 10-Q for the period ended March 31, 2011

Definitive Proxy Statement on Schedule 14A filed April 6, 2011

File No. 1-33146

Response to SEC Staff Comments dated May 31, 2011

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated May 31, 2011, regarding the KBR, Inc. (“KBR”) filings referenced above. Where applicable, our responses indicate the additions or revisions we plan to include in our Form 10-Q for the period ending June 30, 2011 or our Form 10-K for the year ended December 31, 2011. For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text and we have underlined language included our proposed future disclosures that has not been included in our previous filings.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 1. Business

U.S. Government Matters

Investigations, Qui Tams and Litigation, page 53

1.	In future filings, please ensure that you provide all of the information required by Item 103 of Regulation S-K. For example, we note that with respect to the McBride Qui Tam suit and the electrocution litigation, you do not specify the court before which the action is pending, or in the case of the Paul Morell litigation, you do not disclose when the action was initiated.

Response:

We will revise future filings to include all of the information required by Item 103 of Regulation S-K for each legal proceeding disclosed. Specifically, we will include in our disclosures the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Consolidated Results, page 26

2.	We appreciate your discussion about the impact of the LogCAP III contract. Considering the substantial impact of reversals and subsequent recognition of award amounts under this contract, please show us how you will revise your future filings to provide a table showing the reversals and award amounts recognized for each period presented. We believe this will provide more transparency regarding your operating income, as impacted by this contract. In addition, please show us how you will revise your future filings to quantify the amounts expected, but not yet awarded.

Response:

Award Fee Reversals and Subsequent Recognition

The reversal of award fees in the fourth quarter of 2009 was the only material LogCAP III award fee reversal recognized for the years ended December 31, 2008, 2009 and 2010. The following table includes the amount of award fees recognized and reversed related to the LogCAP III project in our consolidated statements of income for the years ended December 31, 2008, 2009 and 2010. We will include a similar table in our future filings.

	For the year ended December 31, (in millions)
	2008	2009	2010
Accrued award fee revenue	$65	$67	$—
Award fee revenue recognized in excess of accrual	17	—	94
Accrued award fee revenue reversed	—	(132)	—

Total	$82	$(65)	$94

Expected Award Fees

As disclosed in our Form 10-Q for the first quarter of 2011, we finalized negotiations with our customer and modified the largest LogCAP III task order for base-life support operations from a cost-plus-base-fee and award fee to a cost-plus-fixed-fee arrangement for periods of performance beginning in March 2011. As a result, we have one final award fee remaining for the base-life support operations task order. The base-life support operations award fee is the most potentially significant outstanding award. We have other potential award fees outstanding on several other task orders however they are immaterial individually and in aggregate.

We are currently awaiting our final award fee for the base-life support operations task order for the period of performance from September 2010 through February 2011. We expect to receive this award fee in the third quarter of 2011. The anticipated available award fee pool for this period of performance is subject to final determination by our customer. Given the history of our award fee experience since 2009, we are unable to reliably estimate and have not accrued for these anticipated award fees. Additionally, it is difficult to predict the range of potential award fee outcomes given our recent history of award fee volatility and we do not believe disclosure of such a range would provide reliable information to the users of our financial statements. Therefore, we believe it is appropriate to refrain from disclosing in our filings an expectation of future award fees that are outstanding.

However, we will revise our future disclosures with respect to this final award fee to include the following:

During the first quarter of 2011, we were awarded and recognized revenue for award fees of $16 million representing approximately 53% of the available award fee pool for the periods of performance from March 2010 through August 2010 on task orders in Iraq. We were awarded ratings of “very good” on these task orders. We expect to receive award fees in the third quarter of 2011 for the period of performance from September 2010 through February 2011 on task orders in Iraq. The anticipated available award fee pool associated with this period of performance is subject to final determination by our customer.

Item 8. Financial Statements and Supplementary Data

Note 4. Percentage-of-Completion Contracts, page 73

PEMEX Arbitration, page 73

3.	Considering the substantial amounts recorded as receivable related to the PEMEX contracts, please show us how you will expand your disclosures in future filings, to provide more detail about the uncertainties involved in the additional appeals, the position of PEMEX and provide a probability assessment concerning your belief that you will collect such amounts in full, notwithstanding your view concerning the merits of the case.

Response:

U.S Appeal

PEMEX initiated an appeal in the United States Court of Appeals for the Second Circuit of the judgment granted by the U.S. Federal Court in November 2010 recognizing the ICC arbitration award in the U.S. PEMEX is contesting the jurisdiction of the U.S. District Court to recognize and enforce the ICC arbitration award in the U.S. Although there is a possibility that we could receive an unfavorable outcome in the U.S. appellate court, we believe the likelihood of an unfavorable decision to KBR is remote.

Mexican Appeal

In June 2010, the Mexican trial court found PEMEX’s nullification suit to be without merit. A direct appeal of the nullity petition denial is not legally possible in Mexico. Therefore, PEMEX filed an “amparo” action under which PEMEX claimed its constitutional rights had been violated. The Mexican amparo court denied PEMEX’s amparo action in October 2010. PEMEX subsequently appealed the adverse decision. It is our understanding that the appeal of the Mexican court’s decision to deny the amparo action is PEMEX’s last legal remedy in Mexico. The appeal was filed with the Collegiate Court which then asked the Supreme Court of Mexico to decide the case. The Supreme Court of Mexico decided not to accept the case. Therefore, the case will be decided by the Collegiate Court. The grounds for the appeal are that the arbitration tribunal did not have jurisdiction and that the award violates the “public order” of Mexico. Both of these arguments were presented to the arbitration tribunal and rejected. These same arguments were also presented in the nullification action and to the court on the amparo action and both arguments were again rejected. Mexico has a solid record of enforcing international arbitration awards and it is expected that the amparo will be denied. The effect of a loss in the Mexico court system on the U.S. court appeal is uncertain. There are precedents where U.S. courts have enforced international arbitration awards even after they have been declared invalid by a foreign court. However, there are also reported cases to the contrary. We and our U.S. outside counsel believe the facts and circumstances in our case suggest it is unlikely that a favorable decision to PEMEX in Mexico would affect the outcome of the U.S. appeal.

PEMEX’s position

KBR has had significant litigation and collection experience with PEMEX including successful arbitrations and collection efforts on the EPC 22 and EPC 28 projects. In each instance, we went through a process to negotiate and collect valid international arbitration awards and we were ultimately successful in both instances. PEMEX has historically deferred its obligations under legally binding arbitration awards by filing additional legal actions and repetitive appeals until it has exhausted all legal remedies.

Probability of Collection

As noted above, KBR has been successful in litigating and successfully collecting on valid international arbitration awards on the EPC 22 and EPC 28 projects. In the EPC 1 project arbitration, we obtained a valid ICC award and we were able to obtain recognition and enforcement of the award in a U.S. Federal Court. On appeal, PEMEX was required to post a bond to stay collection in the amount of $395 million. Additionally, PEMEX conducts significant business in New York and has a multimillion debt indenture arrangement with a bank in New York as well as significant other assets and investments elsewhere in the U.S. which we could attach to the ICC arbitration award recognized in the U.S. Based on the controlling state and federal precedents, we believe it to be highly unlikely that the appellate court will find a lack of jurisdiction over PEMEX. We also believe it is unlikely that PEMEX will receive a favorable ruling in Mexico on the amparo action.

Therefore, given the $395 million posted bond, an enforceable award, and additional assets in New York, we believe that collection of the award is probable. In addition, there are many practical reasons why PEMEX would ultimately want to pay including significant ongoing oil field construction projects owned by PEMEX. We believe it would be hard to induce foreign companies to continue to work in Mexico if PEMEX were to demonstrate a practice of ignoring valid international arbitration awards.

No adjustments have been made to our receivable balance since recognition of the initial award in 2009. Depending on the timing and amount ultimately settled with PEMEX, including interest, we could recognize an additional gain upon collection of the award.

We will revise future filings as follows:

PEMEX Arbitration. In 1997 and 1998 we entered into three contracts with PEMEX, the project owner, to build offshore platforms, pipelines and related structures in the Bay of Campeche offshore Mexico. The three contracts were known as Engineering, Procurement and Construction (“EPC”) 1, EPC 22 and EPC 28. All three projects encountered significant schedule delays and increased costs due to problems with design work, late delivery and defects in equipment, increases in scope and other changes. PEMEX took possession of the offshore facilities of EPC 1 in March 2004 after having achieved oil production but prior to our completion of our scope of work pursuant to the contract.

We filed for arbitration with the International Chamber of Commerce (“ICC”) in 2004 claiming recovery of damages of $323 million for the EPC 1 project. PEMEX subsequently filed counterclaims totaling $157 million. In December 2009, the ICC ruled in our favor and we were awarded a total of approximately $351 million including legal and administrative recovery fees as well as interest. PEMEX was awarded approximately $6 million on counterclaims, plus interest on a portion of that sum. In connection with this award, we recognized a gain of $117 million net of tax in 2009. The arbitration award is legally binding and on November 2, 2010, we received a judgment in our favor in U.S. Federal Court to recognize the award in the U.S. of approximately $356 million plus interest thereon until paid. PEMEX initiated an appeal and a stay related to the enforcement of the judgment which was granted by the Lower District Court and PEMEX was required to post collateral of $395 million with the court registry. We believe the likelihood of PEMEX receiving a favorable ruling on appeal is remote as U.S. courts have a strong record of recognizing and enforcing international arbitration awards.

PEMEX attempted to nullify the award in Mexican court which was rejected by the Mexican trial court in June 2010. PEMEX then filed an “amparo” action on the basis that its constitutional rights had been violated which was denied by the Mexican court in October 2010 PEMEX subsequently appealed the adverse decision with the Collegiate Court in Mexico on the grounds that the arbitration tribunal did not have jurisdiction and that the award violates the public order of Mexico. These arguments were presented in the initial nullification action and amparo actions and were rejected in both cases. We will respond to further efforts by PEMEX to nullify our award as may be required. Mexican courts have a solid record of enforcing arbitration awards and we believe it is likely that the amparo action will be denied. Additionally, we believe the facts and circumstances in our case suggest it is unlikely that a favorable decision to PEMEX in Mexico would affect the outcome of the U.S. appeal.

We were successful in litigating and collecting on valid international arbitration awards against PEMEX on the EPC 22 and EPC 28 projects during 2008. Additionally, PEMEX has sufficient assets in the U.S. which we believe we will be able to attach as a result of the recognition of the ICC arbitration award in the U.S. Although it is possible we could resolve and collect the amounts due from PEMEX in the next 12 months, we believe the timing of the collection of the award is uncertain and therefore, we have continued to classify the amount due from PEMEX as a long term receivable included in “Noncurrent unbilled receivable on uncompleted contracts” as of March 31, 2011. No adjustments have been made to our receivable balance since recognition of the initial award in 2009. Depending on the timing and amount ultimately settled with PEMEX, including interest, we could recognize an additional gain upon collection of the award.

Note 11. Income Taxes, page 91

4.	Please show us how you will revise your future filings to disclose the amount of cash and short term investments, held by foreign entities for which there would be tax implications upon repatriation.

Response:

Although we may, from time to time, repatriate foreign cash and short term investments using various methods and tax planning strategies, we currently do not anticipate repatriation of funds that have material tax implications. The nature of the specific method or strategies by which we would repatriate foreign funds would depend upon, among other things, our specific domestic capital needs and the amount of additional U.S and foreign taxes we would expect to incur upon repatriation. The tax implications of repatriating foreign cash and short term investments would largely depend on the availability, liquidity and location of such funds and the amount of foreign undistributed earnings in the various foreign jurisdictions in which we operate including the amount of income previously taxed in those jurisdictions and the amount of applicable withholding taxes. We do not estimate the amount of tax liability associated with the repatriation of undistributed foreign earnings on a regular basis because of the complexities involved, and we currently have no plans to repatriate those earnings because such earnings are intended to be reinvested indefinitely to finance foreign activities.

We note that your comment is under the caption Note 11, Income Taxes. However, we believe the disclosure suggested in your comment is more appropriately made as part of our liquidity discussion in management’s discussion and analysis (MD&A). Accordingly, we will amend our future filings to include the following disclosure in the liquidity section of MD&A:

As of December 31, 2010, foreign cash and equivalents that could be subject to additional U.S. income taxes and withholding taxes payable to the various foreign jurisdictions if remitted, or deemed remitted, as a dividend, excluding cash held by consolidated joint ventures, is estimated to be approximately $400 million.

Item 15. Exhibits and Financial Statement Schedules, page 115

5.	We note that you have not filed the schedules and exhibits to the Three Year Revolving Credit Agreement (Exhibit 10.28). Please file a complete copy of this agreement with your next Exchange Act report. In addition, in future filings and to extent applicable, please correct the date of the Form 8-K to reflect November 6, 2009 as the actual filing date.

Response:

We will include in our upcoming Form 10-Q filing for the second quarter of 2011 the complete copy of the Three Year Revolving Credit Agreement (Exhibit 10.28) including the related schedules and exhibits. Additionally, we will correct in future filings the date of the Form 8-K to reflect the actual filing date of November 6, 2009 rather than the date of the execution of the Three Year Revolving Credit Agreement.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

6.	Please address the above comments in your interim filings as well.

Response:

We have considered your comments and our responses as they relate to our Form 10-Q for the period ended March 31, 2011, and will address the disclosures as necessary in our future filings.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 6, 2011

Compensation Discussion and Analysis

Payout Table for 2008-2010 Performance Cash Award Period, page 40

7.	Based on your disclosure here, as well as on the amounts disclosed in the “Non-Equity Incentive Plan Compensation” column in the summary compensation table, please show us supplementally how the compensation committee determined the actual amounts of the 2010 awards. In doing so, please show us the specific calculations for each named executive officer. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

In response to the Staff’s comment, we supplementally provide the following additional information regarding the determinations made by the compensation committee.

Based on exceeding the maximum Return on Capital (“ROC”) for the period, the portion of the payout tied to ROC (50% weighting) was fully earned at 50% of the maximum combined target payout shown in the table.

With respect to the portion tied to Total Shareholder Return (“TSR”) (50% weighting), a ranking in the target 50th percentile results in target payout, and ranking in the maximum 75th percentile results in a maximum payout. Therefore, ranking in the 60th percentile results in a payout between target and maximum for TSR, calculated by linear interpolation, or target plus 40%. Based on reaching the 60th percentile for the year, the portion of the payout tied to TSR was $1,680,000, $294,000, $252,000 and $210,000 for Messrs. Utt, Rose, Farley and Zimmerman respectively. Ms. Carter did not participate because she was not an employee of the company when the 2008 KBR Performance Cash Awards were granted. Each of the named officers combined total performance cash award was 85% of maximum combined target payout shown in the table.

At the end of page 39 of our proxy statement, we describe our method of calculation, which is linear interpolation between the two applicable standards based on the actual results achieved. Total target, maximum, and actual payouts are summarized in the table provided in our proxy statement at page 40.

The grants of the TSR portion of the 2008 performance awards were reported in the “Stock Awards” column of the Summary Compensation Table in 2008, the year in which the awards were granted (rather than in the “Non-Equity Incentive Plan Compensation” column in the year they were earned (2010)), because the TSR portion fell within the scope of ASC 718 (formerly FAS 123R). However, the payouts for the ROC portion of the 2008 performance awards were reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table in 2010 because the ROC portion did not fall within the scope of ASC 718.

Executive Compensation

Summary Compensation, page 48

8.	Please tell us how you have disclosed the amounts of the supplemental salary in the summary compensation table. We note your disclosure in the last paragraph of your “Base Salary” discussion on page 30.

Response:

The amount of base pay and supplemental base pay is combined for the total disclosed for each named executive officer in the Salary column of the Summary Compensation Table. The increases in base pay and the amount of supplemental base pay for 2010 discussed on pages 30-31 were approved by the Compensation Committee and the Board of Directors in December 2009 with the base salary increases not effective until March 1, 2010 while the amounts of supplemental base pay continued at the 2009 level. The amounts shown in the Summary Compensation Table reflect all amounts paid to the officers through the end of 2010 at their lower base salaries prior to March and the new salary levels afterwards.

In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.